UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

55 Hudson Yards, 47th Floor, Suite C

New York, New York 10001

(646) 762 8591

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928L 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,514,163*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,514,163*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,514,163*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%†
14	TYPE OF REPORTING PERSON PN, IA

*

Includes (i) 10,847,822 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by that certain managed account for which Antara Capital LP serves as investment manager (the “Managed Account”).

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2022 plus (ii) 10,847,822 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,514,163*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,514,163*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,514,163*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%†
14	TYPE OF REPORTING PERSON OO, HC

*

Includes (i) 10,847,554 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, plus (ii) 10,847,822 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,514,163*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,514,163*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,514,163*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%†
14	TYPE OF REPORTING PERSON IN, HC

*

Includes (i) 10,847,554 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, plus (ii) 10,847,822 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 (this “Amendment No. 6”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed on October 18, 2019 (“Amendment No. 1”), Amendment No. 2 filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 filed on March 24, 2020 (“Amendment No. 3”), Amendment No. 4 filed on January 25, 2021 (“Amendment No. 4”), Amendment No. 5 filed on February 9, 2022 (“Amendment No. 5) and together with this Amendment No. 6, this “Schedule 13D”). This Amendment No. 5 relates to the common stock, par value $0.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 8285 West Lake Pleasant Parkway, Peoria, Arizona 85382.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.

Item 2.	Identity and Background.

Item 2 is hereby amended by replacing the text contained in Item 2(b) with the following:

(b) The principal business and principal office of each of the Reporting Persons is 55 Hudson Yards, 47th Floor Suite C, New York, NY 10001.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Pursuant to that certain Second Amendment to Forbearance Agreement and Omnibus Amendment to Loan Documents dated October 20, 2020 between EVO Transportation & Energy Services, Inc., each subsidiary of EVO Transportation & Energy Services, Inc., various lenders from time to time party thereto, and Cortland Capital Market Services LLC (the “Omnibus Amendment”), the Issuer was required to deliver 1,174,800 shares of Common Stock (the “Default Shares”) to Collateral Agent for the benefit of the lenders (including 1,066,732 shares of Common Stock to Antara Master Fund and 71,773 shares of Common Stock to the Managed Account) if the defaults were continuing under the loan documents on January 3, 2021. As the defaults were continuing on January 3, 2021, the Issuer was obligated to deliver the shares as of January 3, 2021. The Issuer delivered the Default Shares to the lenders on January 27, 2022.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 12,514,163 shares of Common Stock, issuable upon exercise of the Warrants. For a more detailed description of the Warrants, as amended, see Item 6 of this Schedule 13D, which descriptions are incorporated by reference herein in response to this Item 5.

The aggregate percentage of Common Stock reported owned by each person named herein is based (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, plus (ii) 10,847,822 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Capital	12,514,163	47.07%
Antara GP	12,514,163	47.07%
Himanshu Gulati	12,514,163	47.07%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Account. Antara Capital and Antara GP are deemed to have beneficial ownership of the Common Stock directly held by Antara Master Fund and the Managed Account.

(c) Except as provided in Item 4 and 6 hereof, incorporated herein by reference, there have been no transactions in the Common Stock effected during the past sixty days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Pursuant to the Omnibus Amendment, the Issuer was obligated to issue warrants for 1,000,000 shares of Common Stock to the lenders (including 908,012 warrants issued to Antara Master Fund and 61,094 issued to the Managed Account), with an exercise price of $0.01 and a term of ten years. The Issuer issued those warrants to the Antara Master Fund and the Managed Account on February 17, 2022.

Item 7.	Material To Be Filed as Exhibit

99.1 Second Amendment to Forbearance Agreement and Omnibus Amendment to Loan Documents dated October 20, 2020 between the Issuer, each subsidiary of the Issuer, various lenders from time to time party thereto, and Cortland Capital Market Services LLC, as administrative agent and collateral agent, incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on October 26, 2020.

99.2 Warrant, dated as of February 17, 2022, by and between Antara Capital Master Fund LP and the Issuer.*

99.3 Warrant, dated as of February 17, 2022, by and between the Managed Account and the Issuer.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2022

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati Title: Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati Title: Managing Member

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati Title: Managing Member